Exhibit 23.5
Consent of Independent Auditors
The Board of Directors
Mittal Steel Company N.V.:
We consent to the incorporation by reference in the Registration Statement on Form F-3 and related Prospectus/Consent Solicitation Statement of Mittal Steel Company N.V. of our report dated February 20, 2007, with respect to the consolidated balance sheets of Arcelor S.A. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2005, which report appears in Form 6-K of Mittal Steel Company N.V., and to the reference to our firm under the heading “Experts” in the Prospectus/Consent Solicitation Statement.
/s/ KPMG Audit S. à r. l.
City of Luxembourg
Luxembourg
February 20, 2007